NEWS RELEASE

Bonanza
TSX Venture Exchange
Trading Symbol: BZA

AMERICAN BONANZA ACQUIRES STRATEGIC POSITION IN THE HIGH GRADE
OATMAN MINING DISTRICT OF ARIZONA

January 21, 2004 - AMERICAN BONANZA GOLD MINING CORP. (“Bonanza”) is pleased to report that it has staked a sizeable claim block in the historic Oatman Mining District of Arizona. The Oatman Mining District produced over 2 million ounces of gold with an average grade of 0.67 ounces of gold per ton (23 grams per tonne), making it one of the highest grade gold mining districts in western North America. The Oatman Mining District lies in Mohave County in Northwest Arizona. The district was discovered in 1864 and was mined continuously through the 1930s.

Bonanza has acquired and currently controls 1500 acres (600 hectares) through the staking of 67 unpatented lode mining claims. The property is located at the intersection of the two main productive veins in the Oatman Mining District: the main Oatman vein with 1,400,000 ounces in gold produced, and the Gold Road Vein, with production of approximately 325,000 ounces of gold. Vein intersections, or areas where veins merge, are often the location of additional discoveries in vein mining districts. This principal target is covered by shallow gravels. Within the property limits are numerous other Tertiary epithermal volcanic-hosted veins associated with encouraging alteration. This strategic project will be the focus of exploration diamond core drilling in 2004, with mapping, data compilation and target definition currently in progress.

Mr. Brian Kirwin, President and CEO stated: “The Oatman project represents a very prospective target within a district that has had large high grade past production, and limited modern exploration. The intersection between these two veins is an ideal target for further discoveries in the district.”

About American Bonanza

Bonanza is engaged in the acquisition, exploration and development of high-grade gold properties. Bonanza’s innovative metallogenic techniques, developed at considerable expense, represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. Bonanza’s metallogenic techniques have involved technical pioneering in terms of geological data analysis and software applications and will be the catalyst for future corporate growth.

Additional information about Bonanza can be obtained at the company’s website: www.americanbonanza.com which will be updated soon to reflect this new property.

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:
Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer (604) 688-7523